Filed by Mesa Air Group, Inc.
            Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant Rules 14a-12 and 14d-2 of the Securities Exchange
                                 Act of 1934

           Subject Company: Atlantic Coast Airlines Holdings, Inc.
                           Commission File No: 0-21976

MESA PLEDGES TO CONTINUE EFFORTS TO ACQUIRE COMPANY AND REPLACE BOARD; SAYS ATLANTIC COAST IS ATTEMPTING TO THWART STOCKHOLDERS' BEST INTERESTS
To consider value in light of new aircraft obligations and effect on Delta relationship

PHOENIX, Nov 19, 2003 (BUSINESS WIRE) -- Mesa Air Group, Inc. (Nasdaq: MESA) today denounced the recent large aircraft order by Atlantic Coast Holdings, Inc. (Nasdaq: ACAI) as an abrogation of the stockholders' right to decide the future direction of the company.

ACA's binding aircraft MOU and related leasing commitments were announced last night despite the letter Mesa sent to ACA's board of directors last week advising them that such a move could further destroy stockholder value and be regarded as a deliberate attempt to frustrate the best interests and rights of ACA stockholders.

This aircraft commitment represents well over one billion dollars, or over two and a half times the market capitalization of the company prior to Mesa's offer. While we understand management's motives to enter into a binding agreement, we believe a far more prudent course of action would have been to allow the stockholders to exercise their rights and pass judgment on management's plan to morph into a low cost airline.

Mesa also notes, as disclosed in ACA's recent 10Q, this decision may compel Delta Air Lines to cancel the contract that ACA currently enjoys with them and which represents approximately 15% of ACA's revenue. In light of these disappointing corporate actions by ACA, Mesa is moving forward expeditiously with its consent solicitation to replace ACA's board with a new board who have stockholders' interests as their number one priority. Mesa also intends to proceed with its exchange offer, subject to considering the impact of these developments on the value of ACA and consequently its offer.

Jonathan Ornstein, Chairman and Chief Executive Officer of Mesa said: "As stockholders, we are extremely disappointed but frankly, not surprised at ACA's announcement. This latest action, is one of several taken recently, to entrench themselves and frustrate stockholders' rights, even including using stockholders money to commence litigation to prevent a stockholder vote. Stockholders should have the inherent right to decide the future of the company for themselves, but ACA's board and management have recently appeared to have ignored this obligation. We commit today both as a major stockholder ourselves, and as a bidder for this company, to ensure ACA's current board and management are compelled to uphold this basic principle.

"Stockholders should ask why ACA is doing everything in thier power to prevent this vote, when the market seems clear in its view. In July, when ACA clarified its deal with United was in jeopardy and then announced its new strategy, its stock dropped 43%. We are proceeding with our consent solicitation and remain fully committed to acquiring ACA and rescuing its stockholders from the business strategy its management team has embarked upon. Mesa will do all we can to protect the value of this company."

About Mesa

Mesa currently operates 150 aircraft with 938 daily system departures to 163 cities, 40 states, the District of Columbia, Canada, Mexico and the Bahamas. It operates in the West and Midwest as America West Express; the Midwest and East as US Airways Express; in Denver and the West as United Express; in Denver as Frontier JetExpress until December 31, 2003; in Kansas City with Midwest Express and in New Mexico and Texas as Mesa Airlines. The Company, which was founded in New Mexico in 1982, has approximately 4,000 employees. Mesa is a member of the Regional Airline Association and Regional Aviation Partners. News releases and other information about Mesa can be found at the company's web site at http://www.mesa-air.com.

Safe Harbor

This press release contains various forward-looking statements that are based on management's beliefs, as well as assumptions made by and information currently available to management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. The company does not intend to update these forward-looking statements prior to its next required filing with the Securities and Exchange Commission.

SOURCE: Mesa Air Group

Mesa Air Group
Jonathan Ornstein/Peter Murnane
1-602-685-4000
http://www.mesa-air.com
or
Brunswick Group
Steve Lipin/Tim Payne
1-212-333-3810

ADDITIONAL INFORMATION AND WHERE TO FIND IT

More detailed information pertaining to the proposal by Mesa Air Group, Inc. ("Mesa") will be set forth in appropriate filings to be made with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE RELEVANT DOCUMENTS REGARDING THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents when they become available free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Mesa free of charge by requesting them in writing from Mesa Air Group, Inc., 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, Attention: Office of the Corporate Secretary (602-685-4000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Mesa and certain other persons named below may be deemed to be participants in the solicitation of proxies in connection with Mesa's proposed exchange offer and consent solicitation. The participants in the solicitation may include the directors and executive officers of Mesa. A detailed list of the names of Mesa's directors and officers is contained in Mesa's proxy statement for its 2003 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov).

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of Atlantic Coast Airlines Holdings, Inc. ("ACA") common stock. Except as disclosed above and in Mesa's proxy statement for its 2003 annual meeting and other documents filed with the SEC, to the knowledge of Mesa, none of the directors or executive officers of Mesa has any material interest, direct or indirect, by security holdings or otherwise, in Mesa or ACA.